

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



15047589

SEC FILE NUMBER
8-68311

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____1/01/2014_____ AND ENDING_____12/31/2014_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATERMILL INSTITUTIONAL TRADING LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 TOWN SQUARE PLACE SUITE 1520
(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

JERSEY CITY   NJ   07310
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DMITRIY RUTITSKIY   212-751-4422
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, middle name)

290 WEST MOUNT PLEASANT AVE, SUITE 3310, LIVINGSTON   NJ   07039
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL
RECEIVED
MAR 0 2 2015
WASH. D.C.
194
PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I _David J. Dempsey_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ , as of _December 31,_ , 2014____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

<table>
<tr><td></td><td>2/26/15</td><td>Signature</td></tr>
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EDWIN CONDE
Notary Public
State of New Jersey
My Commission Expires Feb. 14, 2019
I.D.# 2443109

CHIEF OPERATING OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014



WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

DECEMBER 31, 2014

TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Watermill Institutional Trading LLC

We have audited the accompanying statement of financial condition of Watermill Institutional Trading LLC as of December 31, 2014. This financial statement is the responsibility of the Watermill Institutional Trading LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Watermill Institutional Trading LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 25, 2015

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE, SUITE 3310 LIVINGSTON, NJ 07039 | **TEL** 973.218.0500 | **FAX** 973.218.7160   CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	985,940
Cash segregated in compliance with federal regulations		185,140
Restricted cash		119,346
Receivables from clearing broker, including clearing deposit of $200,000		1,606,486
Property and equipment, net		271,075
Prepaid and other assets		223,278
TOTAL ASSETS	**$**	**3,391,265**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,145,784
Commitments (Notes 3, 4, and 9)		
Members' equity		2,245,481
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**3,391,265**

See accompanying notes to statement of financial condition.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2014

1. Nature of business and summary of significant accounting policies

Nature of Business

Watermill Institutional Trading LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on August 24, 2009. Operations of the Company commenced in August 2010. The Company's operations consist primarily of engaging in agency equity transactions with institutional counterparties. Effective August 1, 2012, 100% of the Company's Membership Interest was acquired by Watermill Trading Holdings LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Association of Securities Dealers Automated Quotations ("NASDAQ").

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Service Income

Service Income is recorded when the services are performed.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	5 years	Straight-line
Network & server equipment	3 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Use of Estimates

The preparation of a statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2014

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the member. However, the Company is subject to the minimum New York State and New York City taxes.

The Company files income tax returns in the U.S. federal jurisdiction and various states and local jurisdictions. With few exceptions, the Company is no longer subject to federal and certain state and local tax examinations by taxing authorities for years before 2011.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

2. Property and equipment

Details of property and equipment at December 31, 2014 are as follows:

Furniture and fixtures	$	148,245
Network & server equipment		102,543
Computer hardware		272,149
Computer software		11,414
Leasehold improvements		187,380
		721,731
Less: accumulated depreciation and amortization		450,656
	$	271,075

Depreciation and amortization expense for the year ended December 31, 2014, was $57,914.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2014

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement permitted by Rule 15c3-1, which requires that, the Company maintain minimum regulatory net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014, the Company's net capital was approximately $1,471,000 which was approximately $1,221,100 in excess of its minimum requirement of $250,000.

4. Commitment

The Company leases its Jersey City office facility under an operating lease which expires in 2019.

The Company has posted a letter of credit in the amount of $119,346 as a security deposit under a lease agreement for a NYC office facility that expired during 2014. The deposit is classified as restricted cash in the Statement of Financial Condition and was returned in January 2015.

Aggregate future minimum annual rental payments for the years subsequent to December 31, 2014, are approximately as follows:

Year Ending December 31:	Amount
2015	$ 87,152
2016	88,467
2017	89,783
2018	91,098
2019	69,064
	$ 425,564

Rent expense for the year ended December 31, 2014, was $192,287.

5. Concentrations of credit risk

At December 31, 2014, and routinely throughout the year then ended, the Company maintained its cash balances in major financial institutions that exceed the insurance coverage provided by the Federally Insured Limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

During the year ended December 31, 2014, approximately 32% of the Company's revenues was from two customers.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2014

---

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Employee benefit plan

The Company maintains a retirement plan (the "401(k) Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants. Under the terms of the 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make discretionary matching contributions to the 401(k) on behalf of participating employees. At December 31, 2014, the Company incurred expenses related to the 401(k) Plan of $56,971.

8. Soft Dollar Payables

The Company has soft dollar arrangements with certain clients within the provisions of Rule 28(e) which establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Certain clients are not required to follow Rule 28(e), and these expenses are paid on their behalf by the Company, as directed and approved by them.

The Company has a restricted cash account segregated on the statement of financial condition in accordance with SEC Rule 15c3-3(k)(2)(i) of $185,140 related to proceeds from soft dollar transactions. The Company has a soft dollar payable of $167,417 at December 31, 2014, which is included in accounts payable and accrued expenses on the Statement of Financial Condition. The Company disburses this cash to third parties on behalf of its customers' following Rule 28(e) requirements.

9. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $200,000.